Exhibit 99.152

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Aphria Inc. (the “Company”) of our report dated July 7, 2016 relating to the consolidated financial statements of the Company as at May 31, 2016 and 2015 and for the years then ended, which appears in the Exhibit 99.10 to this Registration Statement on Form 40-F.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.12. which are incorporated by reference in this Registration Statement on Form 40-F.

/s/ MNP LLP

MNP LLP

Toronto, Ontario

October 17, 2018

ACCOUNTING > CONSULTING > TAX SUITE 300, 111 RICHMOND STREET W, TORONTO ON, M5H 2G4 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca